Exhibit 1.1

CDC Mobile Subsidiary Launches Wireless Services on China’s
State-owned TV Station’s Sports Channel

Partnership with national TV station extends the reach of its existing mobile applications subscriber base

Hong Kong May 24, 2004 chinadotcom Mobile Interactive Corporation (“CDC Mobile”), a wholly-owned mobile and portal subsidiary of chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), today announced its subsidiary Go2joy, a rapidly growing and profitable interactive voice response (“IVR”) and SMS (text message) services provider with TV and mobile payment service partnerships in China, has signed an exclusive agreement with Beijing Yang Shi Information Technology Co. Ltd. (“Beijing Yang Shi”), to launch its services on Channel 5, a TV sports channel on China’s state-owned national television station. Beijing Yang Shi is a majority owned subsidiary of China’s state-owned TV station and is responsible for the mobile value added services of the state-owned TV station.

The services launched on Channel 5 provide the latest news and games related to a variety of sports, including the hottest European soccer leagues, live reports on NBA scores, golf and volleyball matches as well as sporting highlights. “We are excited about the services launched on Channel 5. We believe that demand for our wireless services and products may benefit from the Channel 5 co-operation given that 2004 is the year of the Olympic Games in Athens,” said Rudy Chan, CEO of CDC Mobile.

Go2joy’s exclusive IVR partnership with China’s national state-owned television station, through Beijing Yang Shi, provides CDC Mobile with an additional nationwide distribution platform for the distribution of its mobile-related services and products, as well as strengthening and expanding the Company’s marketing capabilities through China’s state television network.

CDC Mobile completed the acquisition of Go2joy in April 2004. The acquisition of Go2joy will strengthen CDC Mobile’s IVR service product offerings in China and further expand its mobile applications business in China and continue to build scale by leveraging upon its existing subscription base.

Go2joy provides interactive mobile technology and services with nationwide connectivity with China Mobile and China Unicom. It is one of the first five IVR service providers to receive a national IVR service license from China Mobile Communications Corporation (“China Mobile”) in China. With the mobile IVR service technology, Go2joy subscribers are able to dedicate songs, leave voice messages for TV program hosts and send personalised karaoke recordings to friends via mobile phone. IVR service technology provides an easy way for mobile phone users to request services and also expands service offerings in voice beyond text-based SMS.

In addition, Go2joy offers a unique mobile payment service (“Mobile Wallet”) through an exclusive partnership for Internet-related services with Union Mobile Pay Ltd. (“UMPAY”), a joint venture between China Mobile and China UnionPay Co., Ltd. Mobile Wallet is the official mobile payment platform authorized by China Mobile to handle third party collections of non-mobile related services and also provides a convenient payment gateway for mobile users and innovative payment solutions for merchants.

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About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,400 employees with operations in over 14 countries.

For more information about chinadotcom corporation, please visit the website http://www.corp.china.com.

Forward Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings or submissions with the United States Securities and Exchange Commission, including its Annual Report for the year ended December 31, 2003 on Form 20-F filed on May 7, 2004.

For further information, please contact:

Media Relations		Investor Relations
Jane Cheng, Public Relations Manager		Craig Celek, Vice President, Investor Relations
Tel	: (852) 2961 2750	Tel	: 1-212-661-2160
Fax	: (852) 2571 0410	Fax	: 1-973-591-9976
e-mail	: jane.cheng@hk.china.com	e-mail	: craig.celek@hk.china.com